UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 09, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 09, 2004  -  Board Changes







                                                                    09 June 2004

                          BUNZL ANNOUNCES BOARD CHANGES

Bunzl plc, the international distribution and outsourcing Group, is pleased to announce the appointment of Dr Ulrich Wolters as a non-executive director with effect from 1 July 2004. It also announces that Stephen Williams will be retiring from the Board on 31 August 2004 after ten years of valuable service as a non-executive director.

Dr Wolters is Chairman of the Aldi Family Trust which holds the majority of the Aldi Sud shares. He was Managing Director of Aldi Sud for many years and built the business into one of the world's leading international retailers with over 2,800 outlets principally in Germany and Austria, the US, the UK and Australia. Aged 62, he is a German citizen based in Mulheim.

Commenting on these changes, Anthony Habgood, Chairman of Bunzl said:

"I am delighted to welcome Ulrich to the Board. He has an excellent track record both within Germany and in building an international operation across Europe, the US and Australia. His experience will be of great value to the Board as we continue to expand internationally. I am also most grateful to Stephen who has been an extremely valuable contributor on a broad range of issues over many years as we successfully expanded and focused the Company. He leaves the Board with our thanks and very best wishes."

Enquiries:

Bunzl plc:                                             Finsbury:
Anthony Habgood, Chairman                              Roland Rudd
David Williams, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                     Tel: 020 7251 3801

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 09, 2004                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman